SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                                (Amendment No.2)

                                 Marimba, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     56781Q
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [ ]     Rule 13d-1(c)

        [X]     Rule 13d-1(d)

                         (Continued on following pages)

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CUSIP NO. 5671Q                         13G(A)                Page 1 of 4 Pages
---------------                         ------                -----------------

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                                 Jonathan Payne
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  U.S. Citizen
--------------------------------------------------------------------------------
                                        (5)     SOLE VOTING POWER
                NUMBER OF                       13,390 (1)
                  SHARES                ----------------------------------------
               BENEFICIALLY             (6)     SHARED VOTING POWER
                 OWNED BY                       1,900,316
                   EACH                 ----------------------------------------
                REPORTING               (7)     SOLE DISPOSITIVE POWER
               PERSON WITH                      13,390 (1)
                                        ----------------------------------------
                                        (8)     SHARED DISPOSITIVE POWER
                                                1,900,316
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                1,913,706 (3)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                          [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                     7.9%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Represents 6,122 shares gifted to his daughter and 7,268 shares gifted to his son, each of whom shares the reporting person's household. The reporting person disclaims beneficial ownership of all securities held by his daughter and son; and this report should not be deemed an admission that this reporting person is the beneficial owner of such securities.

(2) Represents 1,900,316 shares held of record by the Payne family trust. The reporting person is a co-trustee of the Payne family trust and may be deemed to have shared power to vote and dispose of these shares.

(3) Includes the shares listed in footnote (1)above.

---------------                         ------                -----------------
CUSIP NO. 5671Q                         13G(A)                Page 2 of 4 Pages
---------------                         ------                -----------------

ITEM 1.

        (a) NAME OF ISSUER:
            Marimba, Inc. (the "Company")
        (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
            440 Clyde Avenue, Mountain View, CA  94043

ITEM 2.

Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

        (a) Jonathan Payne

        (b) 440 Clyde Avenue, Mountain View, CA  94043

        (c) U.S. Citizen

        (d) Common Stock

        (e) 56781Q

ITEM 3.

Not Applicable

ITEM 4.

(a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

Filing Person   Common Stock Beneficially Owned (2)     % of Class (1)  Voting Power    Dispositive Power
-------------   -----------------------------------     --------------  ------------    -----------------
Jonathan Payne          1,913,706                            7.9%         1,913,706          1,913,706


        (1) See Row 9 for the reporting person.

        (2) Based on 24,141,442 outstanding shares as of December 31, 2001.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

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CUSIP NO. 5671Q                         13G(A)                Page 3 of 4 Pages
---------------                         ------                -----------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

Not Applicable.

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CUSIP NO. 5671Q                         13G(A)                Page 4 of 4 Pages
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2002                      JONATHAN PAYNE


                                                By: /s/ Jonathan Payne
                                                    ------------------